Exhibit 5.1


[LOGO] D(R)    FOR IMMEDIATE RELEASE
               From Daktronics, Inc.

331 32nd Avenue P.O. Box 5128 Brookings, SD 57006 Phone (605) 697-4000
www.daktronics.com

For more information contact Mark Steinkamp at (800) 605-DAKT (3258)


        JAMES MORGAN PROMOTED TO PRESIDENT AND CHIEF OPERATING OFFICER OF
                                DAKTRONICS, INC.

                   AL KURTENBACH ELECTED CHAIRMAN OF THE BOARD

                          NANCY FRAME ELECTED DIRECTOR

BROOKINGS, SOUTH DAKOTA - AUGUST 19, 1999 - Daktronics, Inc. (NASDAQ - DAKT), a leader in design and manufacture of electronic scoreboards, computer-programmable display systems, and large screen video displays, announced at its annual shareholders' meeting last night that James B. Morgan, executive vice president of the company, had been promoted to president and chief operating officer of Daktronics, Inc.

            Dr. Aelred J. Kurtenbach, who will retain his title of chief executive officer, was elected chairman of the board of directors.

JAMES MORGAN PROMOTED TO PRESIDENT AND COO

            Morgan earned bachelor's and master's degrees in electrical engineering from South Dakota State University and joined Daktronics in 1970 as a graduate student. He was responsible for the design of the first Daktronics scoreboard, the Matside(R) wrestling scoreboard in 1971. He also led the design, manufacturing, and installation of the first Daktronics swim timing system, a control system for a municipal water treatment plant, and the first Daktronics outdoor electronic message center.

            In May 1976, Morgan became the vice president of engineering. In 1980, Morgan was Daktronics project engineer for the 1980 Olympic Winter Games. Morgan has also been responsible for the design and installation of numerous voting systems for several legislative bodies, including the New York Assembly, the United Nations General Assembly in New York and the California Assembly.



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            Morgan was elected to Daktronics' board of directors in August 1984.

            In January 1996, Morgan was promoted to executive vice president, and continued in his role as engineering manager, where he was responsible for all custom contract design and new product design and development.

            "Jim is a long-term, dedicated Daktronics executive, on whom I've relied for sound, solid counsel in both business and technical matters," said Al Kurtenbach. I'm extremely pleased that we have been able to promote him to this new position, which he richly deserves."

DR. AELRED KURTENBACH ELECTED CHAIRMAN OF THE BOARD

            Kurtenbach is a cofounder of Daktronics, Inc. and has served as CEO, president and director of the Company since its origin. A native of Dimock, South Dakota, he has B.S., M.S. and Ph.D. degrees, all in electrical engineering from South Dakota School of Mines and Technology, the University of Nebraska and Purdue University, respectively. He cofounded Daktronics, Inc. in 1968, while teaching electrical engineering at South Dakota State University.

            Kurtenbach served on the Brookings School Board for twelve years and on the South Dakota Board of Regents from 1984-1986. He also served as chairman of the South Dakota Manufacturers & Processors Association from 1984-1986 and as director for the South Dakota Chamber of Commerce. He currently serves as chairman of the Education Committee for the South Dakota Chamber of Commerce & Industry, chairman of the South Dakota District Export Council and as chairman of the South Dakota EPSCoR Committee, a program sponsored by the National Science Foundation.

            Kurtenbach was twice named South Dakota's Small Businessman of the Year. He was honored in 1994 as the South Dakota Executive of the Year, and the South Dakotan of the Year by the University of South Dakota School of Business.

OTHER ANNUAL MEETING BUSINESS; NANCY FRAME ELECTED DIRECTOR

            In other business conducted at the annual meeting, shareholders ratified the appointment of McGladrey & Pullen LLP as independent auditors for the company for the fiscal year ending April 30, 2000, Aelred J. Kurtenbach and Charles S. Roberts were reelected for three-year terms on the board of directors and Nancy D. Frame was elected to her first three-year term on the board.



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            Frame is the deputy director of the United States Trade and
Development Agency (TDA) in Washington, D.C., a position she has held since 1986. Prior to coming to TDA , she was assistant general counsel for Management in the general counsel's office at the Agency for International Development (A.I.D.), where she specialized in the areas of international commercial law and contracting. While at A.I.D., she co-authored an article on export promotion in the foreign assistance progam for the INTERNATIONAL TRADE LAW JOURNAL. In 1983, she received A.I.D.'s Superior Honor Award for outstanding service. In 1993, she received the Presidential Rank Award for Meritorious Senior Executive. She was also named recipient of the 1998 Presidential Rank Award for Distinguished Service in the Senior Executive Service, the highest honor accorded to career federal government employees.

            Frame obtained her M.A. in International Relations and her law degree from Georgetown University, Washington, D.C., where she was editor of the American Criminal Law Review. She received her B.S. in Political Science and Foreign Languages form South Dakota State University. She also studied at the Institut d'Etudes Politiques in Grenoble, France, on a Fulbright Fellowship.

            "Nancy's credentials speak for themselves. I'm confident that she will bring an important new perspective to Daktronics. We feel honored to have her serve on Daktronics' board," commented Kurtenbach.

            Daktronics, Inc., a manufacturer and technical contractor, is one of the world's largest suppliers of electronic scoreboards, computer-programmable displays and large screen video boards. The company has strong leadership positions in electronic scoreboards; outdoor programmable display systems available in LED, incandescent and reflective technologies; and large screen video display and control. The company has products working in more than 65 countries worldwide. For more information, write to the company at 331 32nd Avenue, P.O. Box 5128, Brookings, SD 57006--5128, call toll-free 1-800-605-3258 in the U.S., email the investor relations department at investor@daktronics.com, or visit the company's worldwide web site at http://www.daktronics.com.


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